UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 23, 2022: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2022, Announces Share Repurchase Program and Declares Quarterly Common Stock Dividend.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 24, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2022, Announces Share Repurchase Program and Declares Quarterly Common Stock Dividend

Maroussi, Athens, Greece – May 23, 2022 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2022 and a share repurchase program and declared a common stock dividend.

First Quarter 2022 Financial Highlights:

•

Total net revenues of $45.4 million. Net income and net income attributable to common shareholders of $29.9 million or $4.15 and $4.13 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $26.8 million or $3.71 and $3.70 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $31.1 million.

•

An average of 16.0 vessels were owned and operated during the first quarter of 2022 earning an average time charter equivalent rate of $33,986 per day.

•

The Board of Directors has approved a share repurchase program for up to a total of $20 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

•

Declared a quarterly dividend of $0.50 per share for the first quarter of 2022 payable on or about June 16, 2022 to shareholders of record on June 9, 2022. This dividend reinstates the Company’s common stock dividend plan.

Recent developments

•

At the beginning of May we agreed to acquire M/V “Rena P” (ex. Seaspan Melbourne) and  M/V “Emmanuel P” (ex. Seaspan Manila), both intermediate size container vessels with capacity of 4,250 teu each, built in 2007 and 2005, respectively. The vessels are being acquired for a combined price of $37 million and are expected to be delivered to the Company within May and June 2022, respectively. The Company will also assume the existing charter arrangements of the vessels as noted in the fleet profile below. Both acquisitions will be initially financed with the Company’s own funds.

•

In mid-May the Company exercised its option to proceed with the construction of two additional eco design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $86 million and will be financed with a combination of debt and equity.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Despite their recent small correction, the containership feeder charter rates have remained at levels near historical highs resulting in increased profitability for Euroseas. In parallel, expectations of continuing strength of the charter market have allowed us to charter forward the first two newbuildings of our 9-vessel newbuilding program at rates that will allow us to fully recover their construction cost over the 3-year duration of the charters. While the inefficiencies of the transportation system introduced by the COVID pandemic, that effectively reduce supply of ships, remain, uncertainties have been introduced by the on-going Ukraine-Russia conflict and increased levels of inflation that could affect economic growth and, thus, demand for shipping.  We expect the market to remain strong in the near and medium term and are monitoring the above trends which alongside with new regulation on greenhouse gas emissions and expected increased new vessel deliveries will shape our markets.

“Within this environment, we continuously look for investment and other opportunities that will allow us to maximize returns to our shareholders. Our investment strategy is focused either on placing newbuilding orders that also enhance the environmental footprint of our company, or, secondhand vessels with simultaneous charters that bring their cost basis to below historical average levels by the end of the charter, thus, providing us the option for upsized returns.

“Overall, we are determined to remain a significant participant in the feeder containership market and grow the company. Our charter coverage provides earnings visibility well into 2024. Despite that, our stock trades at levels that do not reflect the mere value of our contracted earnings let alone the net asset value of the company, thus, representing one of the most attractive investment opportunities for us. In that spirit, our Board of Directors has authorized a $20 million stock repurchase program which management may use at its discretion. Our Board believes that our increased profitability and earnings visibility should be used to restore our dividend policy which had run continuously from 2005 until 2013 and had been paused during the tough last decade. Our Board decided to use a small part of our contracted earnings which will not alter our growth philosophy to reward our shareholders and declared a common stock dividend of $0.50 per share.

“We are very pleased with these developments and we look forward to continuing to chart a very profitable future for our shareholders and investors.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2022 reflect the strong market charter rates our vessels earned compared to the same period of last year. Our net revenues increased to $45.4 million in the first quarter of 2022 compared to $14.3 million during the same period of last year due to the higher number of vessels we operated in the first quarter of 2022 and the higher market rates earned by our vessels. During the first quarter of 2022 we operated 16.0 vessels versus 14.0 vessels during the same period of last year.

“On a per-vessel-per-day basis, our vessels earned a 180.1% higher average charter rate in the first quarter of 2022 as compared to the same period of 2021. Again, on a per-vessel-per-day basis, the sum of vessel operating expenses, management fees and general and administrative expenses increased by 5.3% during the first quarter of 2022 as compared to the same period in 2021 which was attributable mainly to an increase in hull and machinery insurance premiums, the increased crewing costs resulting from difficulties in crew rotation due to COVID-19 related restrictions and the increased lubricants oil costs as a result of the war in Ukraine for our vessels compared to the same period of 2021. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

“Adjusted EBITDA during the first quarter of 2022 was $31.1 million compared to $5.6 million achieved for the first quarter of 2021.

“Finally, as of March 31, 2022, our outstanding debt (excluding the unamortized loan fees) is about $112.1 million versus restricted and unrestricted cash of about $54.1 million.”

First Quarter 2022 Results:

For the first quarter of 2022, the Company reported total net revenues of $45.4 million representing a 217.1% increase over total net revenues of $14.3 million during the first quarter of 2021. On average, 16.0 vessels were owned and operated during the first quarter of 2022 earning an average time charter equivalent rate of $33,986 per day compared to 14.0 vessels in the same period of 2021 earning on average $12,134 per day. The Company reported a net income and a net income attributable to common shareholders for the period of $29.9 million, as compared to a net income of $3.8 million and a net income attributable to common shareholders of $3.6 million for the first quarter of 2021.

Vessel operating expenses for the first quarter of 2022 amounted to $8.4 million as compared to $6.9 million for the same period of 2021. The increased amount is due to the higher number of vessels owned and operated in the first quarter of 2022 compared to the corresponding period of 2021, partly offset by the increased crewing costs, for our vessels compared to the same period of 2021, resulting from difficulties in crew rotation due to COVID-19 related restrictions, the higher prices in the supply of lubricants and the increase in hull and machinery insurance premiums. Depreciation expense for the first quarter of 2022 amounted to $3.7 million compared to $1.6 million for the same period of 2021 due to the increased number of vessels in the Company’s fleet and the fact that the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels. Related party management fees for the first quarter of 2022 increased to $1.2 million from $1.1 million for the same period of 2021 for the same reason. In the first quarter of 2022 two of our vessels completed their intermediate survey in water and one of our vessels completed her special survey with drydock for a total cost of $1.8 million. In the same period of 2021, none of our vessels underwent drydocking and certain expenses were incurred in connection with upcoming drydockings. Finally, during the first quarter of 2022 and 2021, we had other operating expenses of $0.35 million and other operating income of $0.2 million, respectively, relating to settlement of accounts with charterers.

Interest and other financing costs for the first quarter of 2022 amounted to $1.0 million compared to $0.7 million for the same period of 2021. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR rate in the current period compared to the same period of 2021. For the three months ended March 31, 2022 the Company recognized a $2.34 million gain on its interest rate swap contracts, comprising a $0.04 million realized loss and a $2.38 million unrealized gain. For the three months ended March 31, 2021 the Company recognized a $0.48 million loss on its interest rate swap contract, comprising a $0.52 million unrealized loss and a $0.04 million realized gain.

Adjusted EBITDA1 for the first quarter of 2022 was $31.1 million, compared to $5.6 million achieved for the first quarter of 2021. Please see below for Adjusted EBITDA reconciliation to net income.

Basic and diluted earnings per share for the first quarter of 2022 was $4.15 and $4.13, respectively, calculated on 7,221,941 basic and 7,254,593 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $0.53 for the first quarter of 2021, calculated on 6,711,408 basic and 6,749,393 diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivatives, the amortization of below market time charters acquired and the depreciation charged due to the increased value of the vessel acquired with below market time charter, the adjusted earnings per share for the quarter ended March 31, 2022 would have been $3.71 and $3.70 per share basic and diluted, respectively, compared to adjusted earnings of $0.45 per share basic and diluted for the first quarter of 2021, after excluding unrealized gain on derivatives and loss on sale of a vessel. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE (+)	Intermediate	71,366	5,610	2001	TC until Nov-22	$20,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 TC until Feb-23	$11,750 $14,500
EMMANUEL P (ex. SEASPAN MELBOURNE) (*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P (ex. SEASPAN MANILLA) (*)	Intermediate	50,796	4,250	2007	TC until Apr-24 then until Feb-25	$20,250 CONTEX(**) basis with $13,000 floor and $21,000 ceiling
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until April-23	$20,000
JOANNA (+)	Feeder	22,301	1,732	1999	TC until Feb-23	$16,800
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers	18	737,404	58,871

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
GREGOS (*) (H4201)	Feeder	37,237	2,800	Q1 2023	TC until Mar-26	$48,000
TERATAKI (*) (H4202)	Feeder	37,237	2,800	Q2 2023	TC until Jun-26	$48,000
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q4 2023
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q1 2024
MONICA (H4248)	Feeder	22,262	1,800	Q1 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	9	290,208	22,200

Note: (*)(+) TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for containerships. It is based on assessments of the current day charter rates of six selected containership types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(***) Rate is net of commissions (which are typically 5-6.25%)

                 Summary Fleet Data:

	Three Months, Ended March 31, 2021	Three Months, Ended March 31, 2022
FLEET DATA
Average number of vessels (1)	14.00	16.00
Calendar days for fleet (2)	1,260.0	1,440.0
Scheduled off-hire days incl. laid-up (3)	-	52.4
Available days for fleet (4) = (2) - (3)	1,260.0	1,387.6
Commercial off-hire days (5)	-	5.3
Operational off-hire days (6)	41.2	6.3
Voyage days for fleet (7) = (4) - (5) - (6)	1,218.8	1,376.0
Fleet utilization (8) = (7) / (4)	96.7%	99.2%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	99.6%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	96.7%	99.5%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	12,134	33,986
Vessel operating expenses excl. drydocking expenses (12)	6,310	6,646
General and administrative expenses (13)	604	683
Total vessel operating expenses (14)	6,914	7,329
Drydocking expenses (15)	65	1,242

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Tuesday, May 24, 2022 at 09:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2022 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,2021	Three Months Ended March 31,2022

Revenues
Time charter revenue	14,916,567	47,119,092
Commissions	(607,249)	(1,745,554)
Net revenues	14,309,318	45,373,538

Operating expenses / (income)
Voyage expenses	127,409	354,024
Vessel operating expenses	6,864,353	8,398,893
Drydocking expenses	82,209	1,787,926
Vessel depreciation	1,596,543	3,721,116
Related party management fees	1,086,405	1,172,032
Loss on sale of vessel	9,417	-
General and administrative expenses	760,977	983,072
Other operating (income) / expenses	(216,496)	350,000
Total operating expenses, net	10,310,817	16,767,063

Operating income	3,998,501	28,606,475

Other income / (expenses)
Interest and other financing costs	(694,307)	(1,014,431)
Gain on derivatives, net	484,910	2,342,517
Foreign exchange (loss) / gain	(241)	1,052
Interest income	1,214	681
Other (expenses) / income, net	(208,424)	1,329,819

Net income	3,790,077	29,936,294
Dividend Series B Preferred shares	(138,269)	-
Preferred deemed dividend	(86,356)	-
Net income attributable to common shareholders	3,565,452	29,936,294
Earnings per share, basic	0.53	4.15
Weighted average number of shares, basic	6,711,408	7,221,941
Earnings per share, diluted	0.53	4.13
Weighted average number of shares, diluted	6,749,393	7,254,593

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	March 31, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,530,944	49,151,500
Trade accounts receivable	1,274,729	1,271,816
Other receivables	1,722,885	1,005,894
Inventories	2,274,454	1,874,795
Restricted cash	167,285	169,240
Prepaid expenses	382,729	577,078
Due from related company	-	132,113
Derivatives	540,753	250,571
Total current assets	32,893,779	54,433,007
Fixed assets:
Vessels, net	176,111,486	173,146,924
Long-term assets:
Advances for vessels under construction	7,615,958	7,655,248
Restricted cash	4,800,000	4,800,000
Derivatives	-	1,721,280
Total assets	221,421,223	241,756,459

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	29,034,049	34,054,589
Trade accounts payable	2,804,194	3,921,997
Accrued expenses	1,702,925	1,453,881
Deferred revenue	3,293,986	1,892,450
Due to related company	309,970	-
Total current liabilities	37,145,124	41,322,917

Long-term liabilities:
Long-term bank loans, net of current portion	89,004,951	77,182,447
Derivatives	952,666	-
Fair value of below market time charters acquired	17,461,586	16,243,346
Total long-term liabilities	107,419,203	93,425,793
Total liabilities	144,564,327	134,748,710

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,294,541, issued and outstanding)	218,836	218,836
Additional paid-in capital	264,609,233	264,823,792
Accumulated deficit	(187,971,173)	(158,034,879)
Total shareholders’ equity	76,856,896	107,007,749
Total liabilities and shareholders’ equity	221,421,223	241,756,459

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2021	2022

Cash flows from operating activities:
Net income	3,790,077	29,936,294
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	1,596,543	3,721,116
Amortization of deferred charges	49,280	83,496
Share-based compensation	28,765	214,559
Loss on sale of vessel	9,417	-
Unrealized gain on derivatives	(527,775)	(2,383,764)
Amortization of fair value of below market time charters acquired	-	(1,218,240)
Changes in operating assets and liabilities	1,422,694	(130,692)
Net cash provided by operating activities	6,369,001	30,222,769

Cash flows from investing activities:
Cash paid for vessels under construction	-	(1,732)
Cash paid for vessels acquisitions and capitalized expenses	-	(281,300)
Cash paid for vessel improvements	(208,457)	(403,928)
Net cash used in investing activities	(208,457)	(686,960)
Cash flows from financing activities:
Redemption of Series B preferred shares	(2,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	743,552	-
Preferred dividends paid	(91,607)	-
Repayment of long-term bank loans	(2,185,460)	(6,885,460)
Repayment of related party loan	(2,500,000)	-
Offering expenses paid	(60,357)	(27,838)
Net cash used in financing activities	(6,093,872)	(6,913,298)

Net increase in cash, cash equivalents, and restricted cash	66,672	22,622,511
Cash, cash equivalents, and restricted cash at beginning of period	6,338,177	31,498,229
Cash, cash equivalents, and restricted cash at end of period	6,404,849	54,120,740
Cash breakdown
Cash and cash equivalents	3,629,150	49,151,500
Restricted cash, current	341,432	169,240
Restricted cash, long term	2,434,267	4,800,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	6,404,849	54,120,740

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022
Net income	3,790,077	29,936,294
Interest and other financing costs, net (incl. interest income)	693,093	1,013,750
Vessel depreciation	1,596,543	3,721,116
Loss on vessel sale	9,417	-
Gain on interest rate swap derivatives, net	(484,910)	(2,342,517)
Amortization of below market time charters acquired	-	(1,218,240)
Adjusted EBITDA	5,604,220	31,110,403

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, gain on interest rate swaps, loss on sale of vessel and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, gain on interest rate swaps, loss on sale of vessel, depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income to Adjusted Net Income

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022
Net income	3,790,077	29,936,294
Unrealized gain on derivatives	(527,775)	(2,383,764)
Loss on sale of vessel	9,417	-
Amortization of below market time charters acquired	-	(1,218,240)
Depreciation charged due to increase in vessel value from below market time charter acquired	-	494,808
Adjusted net income	3,271,719	26,829,098
Preferred dividends	(138,269)	-
Preferred deemed dividend	(86,356)	-
Adjusted net income attributable to common shareholders	3,047,094	26,829,098
Adjusted earnings per share, basic	0.45	3.71
Weighted average number of shares, basic	6,711,408	7,221,941
Adjusted earnings per share, diluted	0.45	3.70
Weighted average number of shares, diluted	6,749,393	7,254,593

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized gain on derivatives, loss on sale of vessel, amortization of below market time charters acquired and depreciation charged due to increase in vessel value from below market time charter acquired. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain on derivatives, loss on sale of vessel, amortization of below market time charters acquired and depreciation charged due to increase in vessel value from below market time charter acquired, which items may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 10 Feeder containerships and 8 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 58,871 teu. After the delivery of nine feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 27 vessels with a total carrying capacity of 81,071 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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